October 1, 2019

Nangeng Zhang
Chairman and Chief Executive Officer
Canaan Inc.
30/F, Dicara Silver Tower
29 Jiefang East Road
Jianggan District, Hangzhou 310016
People's Republic of China

       Re: Canaan Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 24, 2019
           CIK No. 001780652

Dear Mr. Zhang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 24, 2019

Risk Factors, page 15

1. We note your revised disclosure regarding the waiver of jury trial provision on page 162.
       Please include a risk factor to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you or the depositary and whether the provision applies to purchasers in secondary transactions. Also disclose here and on page 162 whether this provision would apply if the ADS holder were to withdraw the ordinary shares. In this
 Nangeng Zhang
Canaan Inc.
October 1, 2019
Page 2
      regard, please tell us why you deleted the disclosure regarding the governing law that applies to the deposit agreement and to holders of your common shares.

2. Please refer to prior comment 6 in our letter dated August 19, 2019 and your response to that comment. Given your revised disclosure in the first section on page 161, please describe any material risks related to the limitation of liability provision that will be included in the deposit agreement.
        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Senior
Attorney, at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameNangeng Zhang
                                                           Division of
Corporation Finance
Comapany NameCanaan Inc.
                                                           CF Office of
Manufacturing
October 1, 2019 Page 2
cc:       Chris K.H. Lin, Esquire
FirstName LastName